Exhibit (12)(a)
CMS ENERGY CORPORATION
Ratio of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Dividends
(Millions of Dollars)

	Year Ended December 31
	2008	2007	2006	2005	2004
		(b)	(c)	(d)	(e)
Earnings as defined (a)
Pretax income from continuing operations	$449	$(308)	$(425)	$(764)	$98
Exclude equity basis subsidiaries	(1)	(22)	(14)	(17)	(88)
Fixed charges as defined	421	480	526	531	637

Earnings as defined	$869	$150	$87	$(250)	$647

Fixed charges as defined (a)
Interest on long-term debt	$363	$406	$483	$506	$560
Estimated interest portion of lease rental	25	23	8	6	4
Other interest charges	33	51	35	19	73

Fixed charges as defined	$421	$480	$526	$531	$637
Preferred dividends	17	12	11	10	11

Combined fixed charges and preferred dividends	$438	$492	$537	$541	$648

Ratio of earnings to fixed charges	2.06	—	—	—	1.01

Ratio of earnings to combined fixed charges and preferred dividends	1.98	—	—	—	—

NOTES:
(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.
(b) For the year ended December 31, 2007, fixed charges exceeded earnings by $330 million and combined fixed charges and preferred dividends exceeded earnings by $342 million. Earnings as defined include $204 million in asset impairment charges and a $279 million charge for an electric sales contract termination.
(c) For the year ended December 31, 2006, fixed charges exceeded earnings by $439 million and combined fixed charges and preferred dividends exceeded earnings by $450 million. Earnings as defined include $459 million of asset impairment charges.
(d) For the year ended December 31, 2005, fixed charges exceeded earnings by $781 million and combined fixed charges and preferred dividends exceeded earnings by $791 million. Earnings as defined include $1.184 billion of asset impairment charges.
(e) For 2004, fixed charges and combined fixed charges and preferred dividends, adjusted as defined, include $25 million of interest cost that was capitalized prior to 2004 and subsequently expensed in 2004. Combined fixed charges and preferred dividends exceeded earnings by $1 million. Earnings as defined include $160 million of asset impairments.